

June 28, 2012

Via E-mail
H. David Graves
Chief Executive Officer
IMRIS Inc.
100-1370 Sony Place, Winnipeg
Manitoba, Canada R3T 1N5

> **Re:** **IMRIS Inc.**
> **Form 40-F for the fiscal year ended December 31, 2011**
> **Filed March 2, 2012**
> **File No. 1-34975**

Dear Mr. Graves:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have further comments.

1.   It appears that you have "redacted" and "removed" information from Exhibit 99.1 of your Form 6-K dated March 1, 2012. Please tell us when you filed a confidential treatment request related to those redactions. Refer to Staff Legal Bulletin No. 1, available on our website at http://sec.gov/interps/legal/slbcf1.txt. Also, we note the agreement that is the subject of the Form 6-K is dated April 30, 2010. Given the date of the Form 6-K, please provide us your analysis as to whether the Form 6-K was submitted "promptly." See General Instruction B to Form 6-K. Finally, please submit final, executed agreements as exhibits; we note that Exhibit 99.1 is unsigned.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via e-mail): Michael Dunleavy